Exhibit 22.1

Subsidiary Guarantors of Guaranteed Securities

From time to time Omega Healthcare Investors, Inc., a Maryland corporation (the “Company”), may issue debt securities under a registration statement on Form S-3 filed with the Securities and Exchange Commission that are fully and unconditionally guaranteed by OHI Healthcare Properties Limited Partnership, a Delaware limited partnership (the “Partnership”). As of December 31, 2020, the Partnership has fully and unconditionally guaranteed the outstanding senior notes of the Company identified below:

●	$700 million 4.375% Senior Notes due 2023
●	$400 million 4.950% Senior Notes due 2024
●	$400 million 4.50% Senior Notes due 2025
●	$600 million 5.250% Senior Notes due 2026
●	$700 million 4.50% Senior Notes due 2027
●	$550 million 4.750% Senior Notes due 2028
●	$500 million 3.625% Senior Notes due 2029
●	$700 million 3.375% Senior Notes due 2031